# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sitio Royalties Corp., CIK 0001949543
CUSIP: 82983N108
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1401 Lawrence Street, Suite 1750, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 06/02/2025
Filed by CIK 0000949509
Persons authorized to receive notices and communications: Richard Ting, Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- Source Energy Permian II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,610; shared voting power 0; sole dispositive power 5,610; shared dispositive power 0; aggregate amount beneficially owned 5,610 (0.01% of the class)
  Comment: The reported securities represent 5,610 shares of Class A Common Stock ("Class A Shares"), issuable upon conversion of shares of Class C Common Stock ("Class C Shares") of the Issuer, which together with common units representing limited partnership interests of Sitio Royalties Operating Partnership, LP (the "Sitio Opco Partnership Units"), may together be redeemed for shares of Class A Common Stock of the Issuer, on a one-for-one basis.
  
  The reported percentage is calculated based on (i) 77,517,671 Class A Shares outstanding as of May 2, 2025, as reported in the Issuers 10-Q filed May 7, 2025, as increased by (ii) 15,443,610 Class A Shares issuable upon conversion of Class C Shares and Sitio Opco Partnership Units beneficially owned by the Reporting Persons.
- Sierra Energy Royalties, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,502,880; shared voting power 0; sole dispositive power 2,502,880; shared dispositive power 0; aggregate amount beneficially owned 2,502,880 (2.69% of the class)
  Comment: The reported securities represent 2,502,880 Class A Shares, issuable upon conversion of Class C Shares and Sitio Opco Partnership Units, which may together be redeemed for shares of Class A Common Stock of the Issuer, on a one-for-one basis.
  
  The reported percentage is calculated based on (i) 77,517,671 Class A Shares outstanding as of May 2, 2025, as reported in the Issuers 10-Q filed May 7, 2025, as increased by (ii) 15,443,610 Class A Shares issuable upon conversion of Class C Shares and Sitio Opco Partnership Units beneficially owned by the Reporting Persons.
- Source Energy Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 12,935,120; shared voting power 0; sole dispositive power 12,935,120; shared dispositive power 0; aggregate amount beneficially owned 12,935,120 (13.91% of the class)
  Comment: The reported securities represent 12,935,120 Class A Shares, issuable upon conversion of Class C Shares and Sitio Opco Partnership Units, which may together be redeemed for shares of Class A Common Stock of the Issuer, on a one-for-one basis.
  
  The reported percentage is calculated based on (i) 77,517,671 Class A Shares outstanding as of May 2, 2025, as reported in the Issuers 10-Q filed May 7, 2025, as increased by (ii) 15,443,610 Class A Shares issuable upon conversion of Class C Shares and Sitio Opco Partnership Units beneficially owned by the Reporting Persons.
- OCM FIE, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,431; shared voting power 0; sole dispositive power 10,431; shared dispositive power 0; aggregate amount beneficially owned 10,431 (0.01% of the class)
  Comment: The reported securities represent 10,431 Class A Shares.
  
  The reported percentage is calculated based on (i) 77,517,671 Class A Shares outstanding as of May 2, 2025, as reported in the Issuers 10-Q filed May 7, 2025, as increased by (ii) 15,443,610 Class A Shares issuable upon conversion of Class C Shares and Sitio Opco Partnership Units beneficially owned by the Reporting Persons.
- Oaktree Capital Management L.P. (CIK 0000949509): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 15,454,041; shared voting power 0; sole dispositive power 15,454,041; shared dispositive power 0; aggregate amount beneficially owned 15,454,041 (16.62% of the class)
  Comment: The reported securities represent 10,431 Class A Shares and (ii) 15,443,610 Class A Shares issuable upon conversion of Class C Shares and Sitio Opco Partnership Units, which may together be redeemed for shares of Class A Common Stock of the Issuer, on a one-for-one basis.
  
  The reported percentage is calculated based on (i) 77,517,671 Class A Shares outstanding as of May 2, 2025, as reported in the Issuers 10-Q filed May 7, 2025, as increased by (ii) 15,443,610 Class A Shares issuable upon conversion of Class C Shares and Sitio Opco Partnership Units beneficially owned by the Reporting Persons.
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 15,454,041; shared voting power 0; sole dispositive power 15,454,041; shared dispositive power 0; aggregate amount beneficially owned 15,454,041 (16.62% of the class)
  Comment: The reported securities represent 10,431 Class A Shares and (ii) 15,443,610 Class A Shares issuable upon conversion of Class C Shares and Sitio Opco Partnership Units, which may together be redeemed for shares of Class A Common Stock of the Issuer, on a one-for-one basis.
  
  The reported percentage is calculated based on (i) 77,517,671 Class A Shares outstanding as of May 2, 2025, as reported in the Issuers 10-Q filed May 7, 2025, as increased by (ii) 15,443,610 Class A Shares issuable upon conversion of Class C Shares and Sitio Opco Partnership Units beneficially owned by the Reporting Persons.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 15,454,041; shared voting power 0; sole dispositive power 15,454,041; shared dispositive power 0; aggregate amount beneficially owned 15,454,041 (16.62% of the class)
  Comment: The reported securities represent 10,431 Class A Shares and (ii) 15,443,610 Class A Shares issuable upon conversion of Class C Shares and Sitio Opco Partnership Units, which may together be redeemed for shares of Class A Common Stock of the Issuer, on a one-for-one basis.
  
  The reported percentage is calculated based on (i) 77,517,671 Class A Shares outstanding as of May 2, 2025, as reported in the Issuers 10-Q filed May 7, 2025, as increased by (ii) 15,443,610 Class A Shares issuable upon conversion of Class C Shares and Sitio Opco Partnership Units beneficially owned by the Reporting Persons.
- Brookfield Corporation: type of reporting person: other (OO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BAM Partners Trust: type of reporting person: other (OO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Brookfield Asset Management ULC: type of reporting person: other (OO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Sitio Royalties Corp.
Address of issuer's principal executive offices: 1401 Lawrence Street, Suite 1750, Denver, Colorado (CO), 80202
Comment: This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on on March 13, 2023, as amended by the Schedule 13D/A filed on June 23, 2023 ("Amendment No. 1") and together with this Amendment No. 2 ("the Schedule 13D"). Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 2 is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the "Reporting Persons"):

(i) Source Energy Permian II, LLC, a Delaware limited liability company ("Source");
(ii) Sierra Energy Royalties, LLC, a Delaware limited liability company ("Sierra");
(iii) Source Energy Partners, LLC, a Delaware limited liability company ("Source Energy");
(iv) OCM FIE, LLC, a Delaware limited liability company ("FIE");
(v) Oaktree Capital Management L.P., a Delaware limited partnership ("OCM LP");
(vi) Oaktree Capital Holdings, LLC (f/k/a Atlas OCM Holdings, LLC);
(vii) Oaktree Capital Group Holdings GP, LLC, a Delaware Limited liability company (and together with each of the foregoing, the "Oaktree Reporting Persons");
(viii) Brookfield Corporation (f/k/a Brookfield Asset Management Inc.), an Ontario corporation ("Brookfield");
(ix) BAM Partners Trust, a trust formed under the laws of Ontario ("BAM Partnership"); and
(x) Brookfield Asset Management ULC, a British Columbia corporation (and together with Brookfield and BAM Partnership, the "Brookfield Reporting Persons").
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

On September 25, 2024, the SEC accepted an offer by OCM LP to resolve an investigation involving Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rules 13d-2 and 16a-3 thereunder, which require certain investors, like the Reporting Persons, that beneficially own the registered equity securities of a public company to file reports with the SEC of their beneficial ownership in the equity of the company, including changes in their beneficial ownership, within specified timeframes. OCM LP cooperated immediately and fully with the SEC's investigation, and, without admitting or denying the SEC's findings, in a settled proceeding agreed to cease and desist from committing or causing any violations and any future violations of Sections 13(d) and 16(a) of the Exchange Act and Rules 13d-2 and 16a-3 thereunder and to pay a $375,000 penalty.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 2, 2025, Sitio Royalties Corp., a Delaware corporation ("Sitio") and Sitio Royalties Operating Partnership, LP, a Delaware limited partnership and a subsidiary of Sitio ("Sitio Opco"), entered into an Agreement and Plan of Merger, dated as of June 2, 2025, (the "Merger Agreement") with Viper Energy, Inc., a Delaware corporation ("Viper"), Viper Energy Partners LLC, a Delaware limited liability company ("Viper Opco"), New Cobra Pubco, Inc., a Delaware corporation and a wholly owned subsidiary of Viper ("New Parent"), Cobra Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of New Parent ("Viper Merger Sub"), and Scorpion Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of New Parent ("Sitio Merger Sub").

Pursuant to the terms of the Merger Agreement, Viper will acquire Sitio in an all-equity transaction through: (i) the merger of Viper Merger Sub with and into Viper, with Viper continuing as the surviving corporation and a wholly owned subsidiary of New Parent, (ii) the merger of Sitio Merger Sub with and into Sitio, with Sitio continuing as the surviving corporation and a wholly owned subsidiary of New Parent, and (iii) the merger of Sitio Opco with and into Viper Opco, with Viper Opco continuing as the surviving entity, in each case on the terms set forth in the Merger Agreement (collectively, the "Mergers").

Concurrently with the execution and delivery of the Merger Agreement, on June 2, 2025, Source Energy Leasehold LP, Source Energy Permian II, LLC, Permian Mineral Acquisitions, LP, and Sierra Energy Royalties, LLC entered into a Voting and Support Agreement (the "Voting and Support Agreement"), with the Issuer and Viper, pursuant to which the Reporting Persons have agreed, until the Voting and Support Agreement terminates in accordance with its terms (the "Lock-Up Period"), to vote their shares of Class A Common Stock and their shares of Class C Common Stock and Partnership Units, as applicable, in favor of the matters to be voted upon in connection with the Mergers, subject to the terms and conditions set forth in the Voting and Support Agreement. In addition, during the Lock-Up Period, the Reporting Persons shall not transfer their shares of Class A Common Stock or their shares of Class C Common Stock and Partnership Units, subject to certain customary exceptions. The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Support Agreement which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information set forth on lines 11 and 13 of each cover page hereto is incorporated by reference into this Item 5(a).

The percentages used in this Amendment No 2. are calculated based on (i) 77,517,671 Class A Shares outstanding as of May 2, 2025, as reported in the Issuers 10-Q filed May 7, 2025, as increased by (ii) 15,443,610 Class A Shares issuable upon conversion of Class C Shares beneficially owned by the Reporting Persons (including those underlying the Allocation Rights).

Source directly holds 5,610 Class C Shares and an equivalent number of Sitio Opco Partnership Units.

Sierra directly holds 2,502,880 Class C Shares and an equivalent number of Sitio Opco Partnership Units.

Source Energy directly holds 12,935,120 Class C Shares and an equivalent number of Sitio Opco Partnership Units.

FIE directly holds 10,431 Class A Shares.

Oaktree Capital Management L.P., Oaktree Capital Holdings, LLC, and Oaktree Capital Group Holdings GP LLC, as the indirect managers of Source, Sierra, Source Energy, and FIE, can direct decisions regarding the vote and disposition of the reported securities and therefore may share beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The information set forth on lines 7-10 of each cover page hereto and in Item 5(a) hereof is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions related to the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Brookfield Reporting Persons, which previously reported together with the Oaktree Reporting Persons, have been determined to no longer act together with the Oaktree Reporting Persons, and therefore have ceased to be the beneficial owners of more than five percent of the securities covered by this Amendment No. 2.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 4 of this Statement:

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Joint Filing Agreement, dated as of June 4, 2025.

Exhibit B Voting and Support Agreement, dated as of June 2, 2025 by and among Viper Energy Inc., Source Energy Leasehold, LP, Sitio Royalties Corp., Source Energy Leasehold LP, Source Energy Permian II, LLC, Permian Mineral Acquisitions, LP, and Sierra Energy Royalties, LLC (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Issuer with the SEC on June 3, 2025).

## Signatures
- Source Energy Permian II, LLC: /s/ Luke Allen, Luke Allen/Chief Executive Officer (06/04/2025)
- Sierra Energy Royalties, LLC: /s/ Luke Allen, Luke Allen/Chief Executive Officer (06/04/2025)
- Source Energy Partners, LLC: /s/ Henry Orren, Henry Orren/Senior Vice President (06/04/2025)
- OCM FIE, LLC: /s/ Henry Orren, Henry Orren/Managing Director (06/04/2025)
- Oaktree Capital Management L.P.: /s/ Henry Orren, Henry Orren/Maging Director (06/04/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren/Managing Director (06/04/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren/Managing Director (06/04/2025)
- Brookfield Corporation: /s/ Swati Mandava, Swati Mandava/Managing Director, Legal & Regulatory (06/04/2025)
- BAM Partners Trust: /s/ Kathy Sarpash, Kathy Sarpash/Secretary (06/04/2025)
- Brookfield Asset Management ULC: /s/ Kathy Sarpash, Kathy Sarpash/Magaging Director, Legal & Regulatory (06/04/2025)